NEWS RELEASE

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37 Capital executes a Binding LOI for the Acacia Property,

Central British Columbia

VANCOUVER, BRITISH COLUMBIA. September 12, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company is pleased to announce that it has entered into a binding letter of intent (“LOI”) with Eagle Plains Resources Inc. (“Eagle Plains”) to enter into and execute a property option agreement in respect to the Acacia Property (the “Acacia Property Option Agreement”) whereby the Company shall have the right and option to acquire a 60% interest in the Acacia Property by issuing in stages a total of 300,000 common shares of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years. The Acacia Property Option Agreement shall contain other terms and conditions as are customary for transactions of this nature. The Company and Eagle Plains have agreed to work diligently and in good faith to enter into and execute the Acacia Property Option Agreement by September 30, 2019.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere. The Acacia Property is in close proximity to the past producing Homestake and Samatosum Mines, and has good infrastructure including forestry roads and nearby hydro and rail.

Furthermore, the Company is currently pursuing a silver project in South America.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian, President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

Statements in this news release which are not historical facts are “forward-looking statements” that involve risks and uncertainties. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties such as the risk that the Company may not be able to complete the Acacia Property Option Agreement.